Filed Pursuant to Rule 424(b)(3)

Registration No. 333-127622
PROSPECTUS

Terremark Worldwide, Inc.

1,600,000 Shares of Common Stock

The selling stockholders named on page 16 may offer for sale up to 1,600,000 shares of our common stock, which they acquired in connection with our acquisition of all of the outstanding common stock of Dedigate, N.V. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on the American Stock Exchange under the symbol “TWW.” On August 24, 2005, the closing price of the common stock was $4.56 per share. On May 16, 2005, our stockholders approved at a special meeting a one-for-ten reverse stock split of our common stock and a decrease in the number of authorized shares of our common stock from 600 million shares to 100 million shares. This reverse stock split was effective at 5:00 p.m., local time, on May 16, 2005. Unless otherwise indicated, all share amounts and prices, and per share information set forth in this prospectus give effect to this reverse stock split.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 26, 2005

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
INTERESTS OF NAMED EXPERTS AND COUNSEL
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes included or incorporated by reference in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the documents we have referred you to in “Incorporation of Certain Documents by Reference”. All references to “we,” “us,” “our,” the “Company,” or “Terremark” are to Terremark Worldwide, Inc. and its consolidated subsidiaries.

The Company

Our Business

      We operate Internet exchange points from which we provide colocation, interconnection and managed services to the government and commercial sectors. Our Internet exchange point facilities, or IXs, are strategically located in Miami, Florida, Santa Clara, California, Madrid, Spain and Sao Paulo, Brazil and allow networks to interconnect and exchange Internet and telecommunications traffic. Our flagship facility, the NAP of the Americas, in Miami, Florida is designed and built to disaster-resistant standards with maximum security to house mission-critical systems infrastructure. Our secure presence in Miami, a key gateway to North American, Latin American and European telecommunications networks, has enabled us to establish customer relationships with U.S. federal government agencies, including the Department of State and the Department of Defense. We have been awarded sole-source contracts with the U.S. federal government which we believe will allow us to both penetrate further the government sector and continue to attract federal information technology providers. As a result of our fixed cost operating model, we believe that incremental customers and revenues will result in improved operating margins and increased profitability.

      We generate revenue by providing high quality Internet infrastructure on a platform designed to reduce network connectivity costs. We provide our customers with the following:

•	space to house equipment and network facilities in immediate proximity to Internet and communications networks;

•	the platform to exchange telecommunications and Internet traffic and access to network-based services; and

•	related professional and managed services such as our network operations center, outsourced storage and remote monitoring.

      We differentiate ourselves from our competitors through the security and strategic location of our facilities and our carrier-neutral model, which provides access to a critical mass of Internet and telecommunications connectivity. We are certified by the U.S. federal government to house several “Sensitive Compartmented Information Facilities,” or “SCIFs,” which are facilities that comply with federal government security standards and are staffed by our employees. Approximately 29% of our employees maintain an active federal government security clearance.

      The immediate proximity of our facilities to major fiber routes with access to North America, Latin America and Europe has attracted numerous telecommunications carriers, such as AT&T, Global Crossing, Latin America Nautilus (a business unit of Telecom Italia), Progress Telecom, Sprint Communications and T-Systems (a business unit of Deutsche Telecom), to colocate their equipment with us in order to better service their customers. This network density, which allows our customers to reduce their connectivity costs, combined with the security of our facilities, has attracted government sector customers, including Blackbird Technologies, the City of Coral Gables, Florida, the Diplomatic Telecommunications Service — Program Office (DTS-PO, a division of the U.S. Department of State), Miami-Dade County, Florida, SRA International and the United States Southern Command. Additionally, we have had success in attracting content providers and enterprises such as Google, Internap, Miniclip, NTT/Verio, VeriSign,

Bacardi USA, Corporacion Andina de Fomento, Florida International University, Intrado, Jackson Memorial Hospital of Miami and Steiner Leisure.

Our Strategy

      Key components of our strategy include the following:

Deepen our relationships with existing customers. As of June 30, 2005, we have over 210 customers who have entered into agreements with us and are based in our NAP of the Americas facility and over 248 customers worldwide, including key contracts with agencies of the U.S. federal government and major enterprises. Due to the difficulties inherent in obtaining the qualifications and certifications required to conduct business with the U.S. federal government, we believe there are significant barriers to entry for competition which, coupled with our proven ability to secure government business through publicly awarded and sole-sourced contracts, increases the likelihood that we will be awarded additional contracts in the future. We also seek to enhance our relationships with our existing enterprise customers by selling additional colocation space, interconnections and related professional and managed services both directly and indirectly through partnerships and joint-ventures.

Penetrate new sectors. Since 2000, we have built a strong customer base in the government, telecommunications carrier and information technology service provider sectors. In order to continue growing our revenues, we are targeting additional customer sectors, such as financial services, healthcare, technology and media and communications, to which we can provide colocation, connectivity and exchange services as well as professional and managed services. We believe that our opportunity to penetrate these sectors is particularly strong due to specified information technology related requirements of new laws such as the Health Insurance Portability and Accountability Act, the USA Patriot Act and the Sarbanes-Oxley Act of 2002.

Establish insertion points for network-based services. The combination of our core infrastructure, comprised of state-of-the-art facilities with substantial fiber connectivity, our technology and our customer base provides us with the ability to directly connect multiple network service providers to our platform giving them access to a wide array of managed services. We define these combinations as Services Insertion Point™ locations. Our Services Insertion Point™ locations allow network service providers to reduce the capital and operational costs for the delivery of their services while maintaining a high degree of quality and availability. They also provide technology manufacturers and service providers with the ability to deploy their technology in a centralized fashion, reducing the capital and operational costs of reaching multiple network service providers, enterprises and end consumers. The ability to access multiple carriers in a single location, or “zero mile connectivity,” available via our Exchange Point Services Platform, allows all our customers to be pre-connected to one another and insert and deliver services in a real time and cost effective manner.

Maintain and establish a presence in strategic locations. In addition to our NAP of the Americas facility in Miami, Florida, we operate regional IXs in Madrid, Spain, Santa Clara, California, and Sao Paulo, Brazil. In comparison to our facility in Miami, our regional locations are smaller in size; our Miami facility represents 89% of our global footprint. These regional IXs are centrally managed from our Miami facility and require less capital to establish and manage than our primary facility. Our regional IXs enable us to offer enhanced services to existing customers by making colocation space, exchange point services and managed services available in more immediate proximity to their locations around the world. In addition, we are in the process of establishing operations in the Washington, D.C. area to support our customer-driven initiatives with the U.S. federal government. In response to the needs of our customers, we may establish and maintain Internet exchange points in additional locations deemed to be strategic.

Recent Events

      Reverse Stock Split. On May 16, 2005, our stockholders approved at a special meeting a one-for-ten reverse stock split of our common stock and a decrease in the number of authorized shares of our common stock from 600 million shares to 100 million shares. This reverse stock split was effective at 5:00 p.m., local time, on May 16, 2005. Unless otherwise indicated, all share amounts and prices and per share information set forth in this prospectus give effect to this reverse stock split.

      Dedigate Acquisition. On August 5, 2005, we purchased all of the outstanding common stock of Dedigate, N.V., a leading managed hosting services provider in Europe. We paid a cash purchase price of €215,000 (approximately $266,000 as of August 5, 2005), subject to post-closing adjustments, as well as the issuance of the 1,600,000 shares of our common stock being sold by the selling stockholders under this prospectus. We agreed to file a registration statement to register these shares no later than 30 days after the closing and to cause this registration statement to be declared effective by the Security and Exchange Commission no later than 120 days after the closing.

Our History

      We were formed in 1982 as Terremark Holdings, Inc., a Florida corporation, and, along with our subsidiaries, were engaged in the development, sale, leasing, management and financing of various real estate projects. We provided these services to private and institutional investors, as well as for our own account. The real estate projects with which we were involved included retail, high-rise office buildings, mixed-use projects, condominiums, hotels and governmental assisted housing. We were also involved in a number of ancillary businesses that complemented our core development operations. Specifically, we engaged in brokering financial services, property management, construction management, condominium hotel management, residential sales and commercial leasing and brokerage, and advisory services.

      On April 28, 2000, Terremark Holdings, Inc. completed a reverse merger with AmTec, Inc., a public company. Contemporaneous with the reverse merger, we changed our corporate name to Terremark Worldwide, Inc. and adopted “TWW” as our trading symbol on the American Stock Exchange. Historical information of the surviving company contained in this prospectus is that of Terremark Holdings, Inc. In conjunction with our development of the NAP of the Americas, we began to redefine and focus our strategy on providing housing and management of Internet and telecommunications infrastructure and began implementing a plan to exit all lines of business and real estate activities not directly related to the Internet exchange point strategy. Lines of business discontinued include IP fax services, unified messaging services, and telephony. Non-core real estate activities exited include real estate development, property management, financing and the ancillary businesses that complemented the real estate development operations. Our real estate activities currently include construction work at our facilities. As of March 31, 2002, we had completed our exit from lines of business and real estate activities not related to our Internet exchange point strategy.

Company Information

      Our principal executive office is located at 2601 South Bayshore Drive, Miami, Florida 33133 and our telephone number is (305) 856-3200. Our website is located at www.terremark.com and contains all of the annual, quarterly and special reports, proxy statements and other information we file with the Securities and Exchange Commission. However, information contained on our website is not part of this prospectus.

RISK FACTORS

      Investing in shares of our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. If any of the following risks actually occur, our business, consolidated financial conditions and results of operations could be materially and adversely affected, the value of the shares of our common stock or the warrants could decline, and you may lose part or all of your investment. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business operations.

Risks Related to Our Business

          We have a history of losses, expect future losses and may not achieve or sustain profitability.

      We have incurred net losses from operations in each quarterly and annual period since our April 28, 2000 merger with AmTec, Inc. We incurred net losses of $9.9 million, $22.5 million and $41.2 million for the years ended March 31, 2005, 2004 and 2003, respectively, and incurred a loss from operations of $4.1 million for the three months ended June 30, 2005. As of June 30, 2005, our accumulated deficit was $256.8 million. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We may not be able to compete successfully against current and future competitors.

      Our products and services must be able to differentiate themselves from existing providers of space and services for telecommunications companies, web hosting companies and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web hosting facilities. Likewise, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than us.

      Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies, especially if they have been able to restructure their debt or other obligations. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas where we have NAP centers. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our IBX centers. We believe our neutrality provides us with an advantage over these competitors. However, if these competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues would be materially adversely affected. We may also face competition from persons seeking to replicate our IBX concept by building new centers or converting existing centers that some of our competitors are in the process of divesting. We may experience competition from our landlords in this regard. Rather than leasing available space in our buildings to large single tenants, they may decide to convert the space instead to smaller square foot units designed for multi-tenant colocation use. Landlords may enjoy a cost effective advantage in providing similar services as our NAPs, and this could also reduce the amount of space available to us for expansion in the future. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in outsourcing arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it may be extremely difficult to convince them to relocate to our NAP centers.

      Our success in retaining key employees and discouraging them from moving to a competitor is an important factor in our ability to remain competitive. As is common in our industry, our employees are typically compensated through grants of stock options in addition to their regular salaries. We occasionally grant new stock options to employees as an incentive to remain with us. If we are unable to adequately maintain these stock option incentives and should employees decide to leave, this may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

We anticipate that an increasing portion of our revenues will be from contracts with agencies of the United States government, and uncertainties in government contracts could adversely affect our business.

      During the year ended March 31, 2005, and the quarter ended June 30, 2005, revenues under contracts with agencies of the U.S. federal government constituted 42% and 24%, respectively, of our data center revenues. Generally, U.S. government contracts are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government’s convenience. In some cases, government contracts are subject to the uncertainties surrounding congressional appropriations or agency funding. Government contracts are subject to specific procurement regulations. Failure to comply with these regulations and requirements could lead to suspension or debarment from future government contracting for a period of time, which could limit our growth prospects and adversely affect our business, results of operations and financial condition. Government contracts typically have an initial term of one year. Renewal periods are exercisable at the discretion of the U.S. government. We may not be successful in winning contract awards or renewals in the future. Our failure to renew or replace U.S. government contracts when they expire could have a material adverse effect on our business, financial condition, or results of operations.

We derive a significant portion of our revenues from a few clients; accordingly, a reduction in our clients’ demand for our services or the loss of clients would likely impair our financial performance.

      During the year ended March 31, 2005, we derived approximately 42% and 12% of our data center revenues from two customers. During the quarter ended June 30, 2005, we derived approximately 27% and 13% of our data center revenues from these same two customers. Because we derive a large percentage of our revenues from a few major customers, our revenues could significantly decline if we lose one or more of these customers or if the amount of business we obtain from them is reduced.

We have significant debt service obligations which will require the use of a substantial portion of our available cash.

      We are a highly leveraged company. As of June 30, 2005, our total liabilities were approximately $168.0 million and our total stockholders’ equity was $30.1 million. Our mortgage loan and our senior secured notes are, collectively, collateralized by substantially all of our assets.

      Each of these obligations requires significant amounts of liquidity. Should we need additional capital or financing, our ability to arrange financing and the cost of this financing will depend upon many factors, including:

•	general economic and capital markets conditions, and in particular the non-investment grade debt market;

•	conditions in the Internet infrastructure market;

•	credit availability from banks or other lenders;

•	investor confidence in the telecommunications industry generally and our company specifically; and

•	the success of our facilities.

      We may be unable to find additional sources of liquidity on terms acceptable to us, if at all, which could adversely affect our business, results of operations and financial condition. Also, a default could result in acceleration of our indebtedness. If this occurs, our business and financial condition would be adversely affected.

The mortgage loan with Citigroup and our senior secured notes contain numerous restrictive covenants.

      Our mortgage loan with Citigroup and our senior secured notes contain numerous covenants imposing restrictions on our ability to, among other things:

•	incur more debt;

•	pay dividends, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	enter into transactions with affiliates;

•	merge or consolidate with others;

•	dispose of assets or use asset sale proceeds;

•	create liens on our assets; and

•	extend credit.

      Our failure to comply with the obligations in our mortgage loan with Citigroup and our senior secured notes could result in an event of default under the mortgage loan or the senior secured notes, which, if not cured or waived, could permit acceleration of the indebtedness or our other indebtedness, or result in the same consequences as a default in payment. If the acceleration of the maturity of our debt occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us, which could adversely impact our business, results of operations and financial condition.

Our substantial leverage and indebtedness could adversely affect our financial condition, limit our growth and prevent us from fulfilling our debt obligations.

      Our substantial indebtedness could have important consequences to us and may, among other things:

•	limit our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service requirements;

•	cause us to be unable to satisfy our obligations under our existing or new debt agreements;

•	make us more vulnerable to adverse general economic and industry conditions;

•	limit our ability to compete with others who are not as highly leveraged as we are; and

•	limit our flexibility in planning for, or reacting to, changes in our business, industry and market conditions.

      In addition, subject to restrictions in our existing debt instruments, we may incur additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face could intensify. Our growth plans and our ability to make payments of principal or interest on, or to refinance, our indebtedness, will depend on our future operating performance and our ability to enter into additional debt and/or equity financings. If we are unable to generate sufficient cash flows in the future to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. We may not be able to do any of the foregoing on terms acceptable to us, if at all.

We have identified material weaknesses in our internal control over financial reporting that may prevent us from being able to accurately report our financial results or prevent fraud, which could harm our business and operating results, the trading price of our stock and our access to capital.

      Effective internal controls are necessary for us to provide reliable and accurate financial reports and prevent fraud. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires that we assess, and our independent registered public accounting firm attest to, the design and operating effectiveness of our internal control over financial reporting. If we cannot provide reliable and accurate financial reports and prevent fraud, our business and operating results could be harmed. In connection with our evaluation of internal control over financial reporting, we identified material weaknesses, areas of our internal control that need improvement. Our efforts regarding internal controls are discussed in detail in our annual report on Form 10-K under Item 9A, “Controls and Procedures.” We cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate these material weaknesses. Remedying these material weaknesses that have been identified, and any additional deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have not yet fully remediated the material weaknesses related to maintaining adequate controls to restrict access to key financial applications and data and controls over the custody and processing of disbursements and of customer payments received by mail; and controls over the billing function to ensure that invoices capture all services delivered to customers and that such services are invoiced and recorded accurately as revenue. If we do not remedy these material weaknesses, we may be required to report in subsequent reports filed with the Securities and Exchange Commission that material weaknesses in our internal controls over financial reporting continue to exist. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

If our financial condition deteriorates, we may be delisted by the American Stock Exchange and our stockholders could find it difficult to sell our common stock.

      Our common stock currently trades on the American Stock Exchange, or AMEX. The AMEX requires companies to fulfill specific requirements in order for their shares to continue to be listed. Our securities may be considered for delisting if:

•	our financial condition and operating results appear to be unsatisfactory;

•	it appears that the extent of public distribution or the aggregate market value of the securities has become so reduced as to make further dealings on the AMEX inadvisable; or

•	we have sustained losses which are so substantial in relation to our overall operations or our existing financial condition has become so impaired that it appears questionable whether we will be able to continue operations and/or meet our obligations as they mature.

      If our shares are delisted from the AMEX, our stockholders could find it difficult to sell our stock. To date, we have had no communication from the AMEX regarding delisting. If our common stock is delisted from the AMEX, we may apply to have our shares quoted on NASDAQ’s Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the AMEX. In addition, if our shares are no longer listed on the AMEX or another national securities exchange in the United States, our shares may be subject to the “penny stock” regulations. If our common stock were to become subject to the penny stock regulations it is likely that the price of our common stock would decline and that our stockholders would find it difficult to sell their shares.

We are dependent on key personnel and the loss of these key personnel could have a material adverse effect on our success.

      We are highly dependent on the skills, experience and services of key personnel, particularly Manuel D. Medina, our Chairman, President and Chief Executive Officer. The loss of Mr. Medina or other key personnel could have a material adverse effect on our business, operating results or financial condition. Our potential growth and expansion are expected to place increased demands on our management skills and resources. Therefore, our success also depends upon our ability to recruit, hire, train and retain additional skilled and experienced management personnel. Employment and retention of qualified personnel is important due to the competitive nature of our industry. Our inability to hire new personnel with the requisite skills could impair our ability to manage and operate our business effectively.

Our business could be harmed by prolonged electrical power outages or shortages, or increased costs of energy.

      Substantially all of our business is dependent upon the continued operation of the TECOTA building. The TECOTA building and our other IX facilities are susceptible to regional costs of power, electrical power shortages and planned or unplanned power outages caused by these shortages. A power shortage at an IX facility may result in an increase of the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

We have acquired and may acquire other businesses, and these acquisitions involve numerous risks.

      As part of our strategy, we may pursue additional acquisitions of complementary businesses, products services and technologies to enhance our existing services, expand our service offerings and enlarge our customer base. If we complete future acquisitions, we may be required to incur or assume additional debt and make capital expenditures and issue additional shares of our common stock or securities convertible into our common stock as consideration, which will dilute our existing stockholders’ ownership interest and may adversely affect our results of operations. Our ability to grow through acquisitions involves a number of additional risks, including the following:

•	the ability to identify and consummate complementary acquisition candidates;

•	the possibility that we may not be able to successfully integrate the operations, personnel, technologies, products and services of the acquired companies in a timely and efficient manner;

•	diversion of management’s attention from normal daily operations to negotiate acquisitions and integrate acquired businesses;

•	insufficient revenues to offset significant unforeseen costs and increased expenses associated with the acquisitions;

•	challenges in completing products associated with in-process research and development being conducted by the acquired businesses;

•	risks associated with our entrance into markets in which we have little or no prior experience and where competitors have a stronger market presence;

•	deferral of purchasing decisions by current and potential customers as they evaluate the likelihood of success of our acquisitions;

•	issuance by us of equity securities that would dilute ownership of our existing stockholders;

•	incurrence and/or assumption of significant debt, contingent liabilities and amortization expenses; and

•	loss of key employees of the acquired companies.

      Failure to manage effectively our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

Risks Related to our Common Stock

The public sale of our common stock by existing stockholders, the exercise of options and warrants we have outstanding and the conversion of our various series of convertible preferred stock and our 9% senior convertible notes may result in significant dilution, which would depress the market price of our common stock.

      The market price of our common stock could decline as a result of market sales by our existing stockholders or the perception that these sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. In addition, holders of our series H and I convertible preferred stock, our 9% senior convertible notes and outstanding options and warrants may convert their shares or notes to common stock or exercise their options or warrants to purchase our common stock, which would increase the number of outstanding shares of common stock in the future. As of August 5, 2005 we had the following outstanding:

•	294 shares of series H convertible preferred stock, which are convertible into an aggregate of 29,400 shares of our common stock;

•	369.4 shares of series I preferred stock, which are convertible into an aggregate of 1,231,210 shares of our common stock;

•	options to purchase an aggregate of 2,309,361 shares of our common stock;

•	warrants to purchase 2,709,636 shares of our common stock; and

•	9% senior convertible notes which are convertible into an aggregate of 6,900,000 shares of our common stock.

Our charter documents, Delaware law and specified change in control repurchase obligations provided for in the terms of our 9% senior convertible notes and other debt instruments may inhibit a takeover, which may cause a decline in the value of our stock.

      Provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if closing the transaction would be beneficial to our stockholders. Our board of directors’ authority to issue preferred stock and the lack of cumulative voting in our amended and restated certificate of incorporation may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price of our common stock. For more information, please see “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Charter and Bylaws and of Delaware Law.” In addition, under the terms of our 9% senior convertible notes, if there is a change in control, the holders of these notes have the right to require us to repurchase their notes. Also, under the terms of our mortgage loan with Citigroup Global Markets Realty Corp., a change in control could allow the lenders to demand repayment of the loan. Under the terms of the senior secured notes issued to the Falcon investors, if there is a change in control, the holders of these notes will have the right to require us to repurchase their notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest. Any of these events could have the effect of delaying, deferring or preventing a change in control.

The holders of our series H and I convertible preferred stock have payment rights that are senior to holders of our common stock.

      In the event of a liquidation, dissolution or winding up of Terremark, holders of our series H and I convertible preferred stock will have claims against our assets that are senior to any claims of the holders of our common stock. More specifically, the holders of our series H convertible preferred stock would be entitled to receive an amount equal to $1,700 per share of series H convertible preferred stock plus any accrued or declared and unpaid dividends thereon. The holders of our series I convertible preferred stock would be entitled to receive an amount equal to $25,000 per share of series I convertible preferred stock plus any accrued or declared and unpaid dividends thereon.

      For series H and I convertible preferred stock, a consolidation or merger of Terremark with or into any other corporation which results in the shareholders of Terremark owning less than 50% of the surviving entity, or a sale, conveyance or disposition of all or substantially all of the assets of Terremark, is deemed to be a liquidation, dissolution or winding up of Terremark. Under applicable Delaware law, these consolidations, mergers or sales, conveyances or dispositions of all or substantially all of our assets would require the approval of our board of directors.

Our common shares are thinly traded and, therefore, relatively illiquid.

      As of August 5, 2005, we had 44,356,109 common shares outstanding (including 865,202 treasury shares). While our common shares trade on the American Stock Exchange, our stock is thinly traded (approximately 1% of our stock traded on an average daily basis during the three months ended June 30, 2005) and you may have difficulty in reselling your shares quickly. The low trading volume of our common stock is outside of our control, and we cannot guarantee that the trading volume will increase in the near future or that, even if it does increase in the future, it will be maintained. Without a higher trading volume, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, an investor may be unable to liquidate his investment in us.

Our stock price may be volatile, and you could lose all or part of your investment.

      The market for our equity securities has been extremely volatile. Our stock price could suffer in the future as a result of any failure to meet the expectations of public market analysts and investors about our results of operations from quarter to quarter. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in our industry;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	future issuances of common stock or other securities;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

      Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price.

You may not receive dividends on our common stock.

      We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the agreements governing our indebtedness, including the terms of the mortgage loan and the senior secured notes restrict our ability to pay dividends on our common stock. Holders of the warrants will not have the right to receive any dividends so long as their warrants are unexercised.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders under this prospectus. We estimate that our expenses in connection with this offering will be approximately $30,000.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 based on our current expectations, assumptions, and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may,” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several important factors including, without limitation, a history of losses, competitive factors, uncertainties inherent in government contracting, concentration of business with a small number of clients, the ability to service debt, substantial leverage, material weaknesses in our internal controls and our disclosure controls, energy costs, the interest rate environment, one-time events and other factors more fully described in “Risk Factors” and elsewhere in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan and assume no obligation to publicly update or revise any forward-looking statements contained herein after the date of this prospectus, whether as a result of any new information, future events or otherwise.

DESCRIPTION OF CAPITAL STOCK

      The following description of the terms of our common stock sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as “Delaware law.” The terms of our amended and restated certificate of incorporation and by-laws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

      As of August 5, 2005, under our amended and restated certificate of incorporation, we had the authority to issue:

•	100,000,000 shares of common stock, par value $0.001 per share; and

•	10,000,000 shares of preferred stock, par value $0.001 per share, which are issuable in series on terms to be determined by our board of directors, of which 5,882 shares are designated as series H convertible preferred stock and 600 shares are designated as series I convertible preferred stock.

      As of August 5, 2005:

•	44,356,109 shares of our common stock were outstanding (including 865,202 treasury shares);

•	294 shares of our series H convertible preferred stock were outstanding. Each share of series H convertible preferred stock may be converted into 100 shares of our common stock;

•	369.4 shares of our series I convertible preferred stock were outstanding. Each share of series I convertible preferred stock may be converted into 3,333 shares of our common stock; and

•	approximately 13,179,607 shares of our common stock have been reserved for issuance pursuant to the convertible preferred stock discussed above, our outstanding 9% senior convertible notes and options and warrants to purchase our common stock.

Rights of Our Common Stock

      Preemptive Rights. The holders of our common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

      Voting Rights. Each outstanding share of our common stock is entitled to one vote per share.

      Dividends. Holders of our common stock are entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Delaware law to pay dividends. In accordance with our mortgage loan with Citigroup and the terms of our senior secured notes, we may not pay cash or stock dividends without the written consent of Citigroup and the Falcon investors.

      Liquidation Rights. In the event of the liquidation of our company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Listing

      We list our common stock on the American Stock Exchange under the symbol “TWW.”

Anti-Takeover Effects of Provisions of the Charter and Bylaws and of Delaware Law

      Our amended and restated certificate of incorporation and bylaws, contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of our common stock.

Certificate of Incorporation and Bylaws

      Blank Check Preferred Stock. Our board of directors, without stockholder approval, has the authority under our amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

      Election of Directors. Our amended and restated certificate of incorporation provides that a majority of directors then in office may fill any vacancy occurring on the board of directors, even though less than a quorum may then be in office. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.

      Stockholder Action. Our amended and restated certificate of incorporation provides that stockholders may only act at meetings of stockholders and not by written consent in lieu of a stockholders’ meeting, unless the action that requires stockholder approval is approved by a majority of our continuing directors.

      Stockholder Meetings. Our bylaws provide that stockholders may not call a special meeting of the stockholders. Rather, only our board of directors, acting pursuant to a resolution of a majority of the directors then in office, will be able to call special meetings of stockholders. Our bylaws also provide that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, even if it acquired a majority of our outstanding voting stock, because the person or entity could only take action at a duly called stockholders’ meeting relating to the business specified in the notice of meeting and not by written consent.

      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than 5 days prior to the date our directors determine for proposals to be received. The bylaws also include a similar requirement for making director nominations and specify requirements as to the form and content of the stockholder’s notice. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders’ meeting.

      Super-Majority Voting. Delaware law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. We have provisions in our amended and restated certificate of incorporation which require a vote of at least 66 2/3% of the stockholders entitled to vote in the election of directors to amend, alter, change or repeal certain provisions of our amended and restated certificate of incorporation.

Delaware Anti-Takeover Statute

      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some business combinations between a Delaware corporation whose stock generally is publicly-traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

•	the corporation has elected in its restated certificate of incorporation not to be governed by Section 203;

•	the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the board of directors approves the business combination and holders of two-thirds of the voting stock which the interested stockholder did not own authorize the business combination at a meeting.

      We have not made an election in our amended and restated certificate of incorporation to opt out of Section 203. In addition to the above exceptions to Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. For the purposes of Section 203, a business combination generally includes mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. Also, an interested stockholder generally includes a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Limitation of Liability and Indemnification

      Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Our bylaws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification for that liability. We have obtained liability insurance for our officers and directors in the amount of $10 million. At the present time, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

SELLING STOCKHOLDERS

      The selling stockholders acquired the 1,600,000 shares of common stock being offered by this prospectus in connection with our acquisition of all of the outstanding common stock of Dedigate. Under the share purchase agreement with the stockholders of Dedigate, each stockholder received a portion of the 1,600,000 shares equal to that stockholder’s pro rata portion of the Dedigate shares of common stock purchased by us.

      Except as described in this paragraph, none of the selling stockholders listed below have been officers, directors, or employees of ours, nor have they had a material relationship with us beyond their investment in, or receipt of, our securities. However, each of Herman Oggel, Wilbert Ingels, Kurt Glazemakers, Joost Metten and Paul-Richard Hellemans or affiliates thereof, including i7C GCV and Oggel Management Consulting, B.V., will either become employees of ours or otherwise enter into consulting arrangements with us pursuant to employment or consulting agreements. In addition, NIBC Principal Instruments I, N.V. is an affiliate of AlpInvest Partners, N.V. On December 31, 2004, we issued senior secured notes in an aggregate principal amount equal to $30.0 million and sold 306,044 shares of our common stock valued at $2.0 million to Falcon Mezzanine Partners, LP and its co-investment partners, Stichting Pensioenfonds Voor De Gezondheid, Geestelijke En Maatschappelijke Belangen and Stichting Pensioenfonds ABP, two funds affiliated with AlpInvest Partners. We also issued to these investors warrants to purchase an aggregate of 1.5 million shares of our common stock at an average exercise price equal to $7.80 per share.

      The following table sets forth information with respect to the selling stockholders as of August 5, 2005. All of the information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information.

      Because each selling stockholder may sell all, some or none of the shares of common stock which each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the basis that each selling stockholder will sell all of the shares of common stock owned by that selling stockholder and covered by this prospectus.

			Number of
			Shares	Percentage of
	Number of		Beneficially	Shares
	Shares		Owned	Beneficially
	Beneficially	Number of	After	Owned After
Selling Stockholder	Owned(1)	Shares Offered	Offering(1)(2)	Offering(1)(2)

i7C GCV(3)	7,368	7,368	0	*
Big Bang Ventures C.V.A.(4)	125,043	125,043	0	*
Big Bang Management C.V.B.A.(5)	2,162	2,162	0	*
Kristof De Spiegeleer(6)	117,150	117,150	0	*
DMS N.V.(7)	12,965	12,965	0	*
Wouter Van Eetvelde(8)	7,860	7,860	0	*
Jean-Bernard Everaert(9)	11,489	11,489	0	*
Kurt Glazemakers(10)	14,738	14,738	0	*
Kester Goh(11)	7,368	7,368	0	*
Paul-Richard Hellemans(12)	7,368	7,368	0	*
KBC Private Equity N.V.(13)	129,771	129,771	0	*
Koceram N.V.(14)	21,630	21,630	0	*
Joost Metten(15)	29,854	29,854	0	*
Nesbic Converging Technologies & e-Commerce (CTe) Fund II B.V.(16)	155,622	155,622	0	*
Nesbic Converging Technologies & e-Commerce (CTe) Fund II C.V.(17)	100,078	100,078	0	*
NIBC Principal Instruments I N.V.(18)	414,059	414,059	0	*
Herman Oggel(19)	148,295	111,450	36,845	*
Oggel Management Consulting B.V.(20)	36,845	36,845	0	*
Partech Europe Partners IV LLC(21)	129,773	129,773	0	*
PIV IV, L.P.(22)	129,771	129,771	0	*
Stichting Beheer Friends of Cte II(23)	3,844	3,844	0	*
Trustcapital Technology N.V.(24)	23,792	23,792	0	*

*	Less than one percent

(1)	Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. We include shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent these securities are currently exercisable or convertible within 60 days of August 5, 2005, as outstanding for computing the percentage of the person holding such securities. Unless otherwise noted, each identified person or group possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. We treat shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days as outstanding only to determine the number and percent owned by such person or group.

(2)	Assuming that all shares offered here are sold but no other securities held by the selling stockholder are sold.

(3)	The address for the beneficial owner is 9320 Aalst (Nieuwerkerken), Kleinderbeek 28 (Belgium). Wilbert Ingels is the natural person who exercises voting and investment control over the shares.

(4)	The address for the beneficial owner is 8500 Kortrijk, Kapel Ter Bede 86 (Belgium). Barend Van den Brande is the natural person who exercises voting and investment control over the shares.

(5)	The address for the beneficial owner is 8500 Kortrijk, Kapel Ter Bede 86 (Belgium). Barend Van den Brande is the natural person who exercises voting and investment control over the shares.

(6)	The address for the beneficial owner is 8301 Knokke, Vuurtorenstraat 3 (Belgium).

(7)	The address for the beneficial owner is 8310 Sint-Kruis Brugge, Vogelzang 8 (Belgium). Arne Dacquin is the natural person who exercises voting and investment control over the shares.

(8)	The address for the beneficial owner is 9040 Sint-Amandsberg, Antwerpsesteenweg 571 (Belgium).

(9)	The address for the beneficial owner is 9000 Gent, Zwijnaardsesteenweg 714 (Belgium).

(10)	The address for the beneficial owner is Frits Van de Berghelaan 177, 2630 Aartselaar.

(11)	The address for the beneficial owner is Hertstraat 7, 9000 Gent.

(12)	The address for the beneficial owner is Molijnstraat 11, 2023 JA Haarlem, The Netherlands.

(13)	The address for the beneficial owner is 1080 Brussels, Havenlaan 12 (Belgium). Koen Verhelst is the natural person who exercises voting and investment control over the shares.

(14)	The address for the beneficial owner is 8500 Kortrijk, Kapel Ter Bede 86 (Belgium). Jan Heyse is the natural person who exercises voting and investment control over the shares.

(15)	The address for the beneficial owner is LT Overveen, Brazilielaan 18 (The Netherlands).

(16)	The address for the beneficial owner is 3503 RM Utrecht, Savannahweg 17 (The Netherlands). R.P. Wilhelm is the natural person who exercises voting and investment control over the shares.

(17)	The address for the beneficial owner is 3503 RM Utrecht, Savannahweg 17 (The Netherlands). R.P. Wilhelm is the natural person who exercises voting and investment control over the shares.

(18)	The address for the beneficial owner is Carnegieplein 4, 2517 KJ’s Gravenhage, the Netherlands. J.P. de Klerk is the natural person who exercises voting and investment control over the shares.

(19)	The address for the beneficial owner is Bergseweg 5, 3633 AJ Vreeland (The Netherlands).

(20)	The address for the beneficial owner is Bergseweg 5, 3633 AJ Vreeland (The Netherlands). Herman Oggel is the natural person who exercises voting and investment control over the shares.

(21)	The address for the beneficial owner is c/o Partech International, Inc., 1209 Orange Street, Wilmington, DE 19801 (USA). Vincent Worms is the natural person who exercises voting and investment control over the shares.

(22)	The address for the beneficial owner is c/o Partech International, Inc., 1209 Orange Street, Wilmington, DE 19801 (USA). Vincent Worms is the natural person who exercises voting and investment control over the shares.

(23)	The address for the beneficial owner is 3503 RM Utrecht, Savannahweg 17 (The Netherlands). R.P. Wilhelm is the natural person who exercises voting and investment control over the shares.

(24)	The address for the beneficial owner is 8500 Kortrijk, Kapel Ter Bede 86 (Belgium). Jan Heyse is the natural person who exercises voting and investment control over the shares.

PLAN OF DISTRIBUTION

      We are registering the shares on behalf of the selling stockholders. The selling stockholders (or their pledgees, donees, transferees or other successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus) may sell their shares offered by this prospectus to purchasers directly. Alternatively, the selling stockholders may offer the shares to or through underwriters, brokers/dealers or agents who may receive compensation in the form of discounts, concessions or commissions from selling stockholders or the purchasers of shares. The selling stockholders may pledge or grant a security interest in some or all of the common stock owned by them and, if any selling stockholders default in the performance of such secured obligations, the pledgees or secured parties may offer and sell the relevant common stock pursuant to this prospectus.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling stockholders. A selling stockholder may not sell any or all of the shares offered by them pursuant to this prospectus. In addition, the selling stockholders may transfer, devise or gift the shares or the warrants by other means not described in this prospectus.

      The selling stockholders, and any underwriters, brokers/dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any profit realized by them on the sale of such shares and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. These discounts, commissions or concessions may be in excess of those customary in the types of transactions involved.

      The selling stockholders may sell the shares in one or more transactions:

•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and/or

•	at varying prices determined at the time of sale or at negotiated prices.

      The sale of shares may be effected in transactions, which may involve crosses (in which the same broker acts as agent on both sides of the trade) or block transactions:

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market, including privately negotiated transactions directly with purchasers or through agents;

•	through the writing of options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	through any combination of the foregoing or by any other legally available means.

      Our common stock is listed on the American Stock Exchange under the symbol “TWW”.

      In connection with sales of the shares or otherwise, selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares in the course of hedging their positions. The selling stockholders may also sell shares short and deliver shares to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell shares.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144, or any other available exemption from registration under the Securities Act may be sold under Rule 144, or any of the other available exemptions rather than pursuant to this prospectus.

      Because the selling stockholders, may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, the selling stockholders, may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to their sales in the market.

      Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	such other facts as may be material to the transaction.

      Under agreements that may be entered into by selling stockholders, underwriters who participate in the distribution of shares or warrants may be entitled to indemnification by selling stockholders against specified liabilities, including liabilities under the Securities Act. We have also agreed to indemnify, in some circumstances, the selling stockholders and control and other persons related to the foregoing persons against specified liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in specified circumstances, as well as specified related persons, against specified liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by them specifically for use in this prospectus.

      Pursuant to our agreement with the selling stockholders, we will pay all expenses of the registration of the shares, including, without limitation, commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any associated with the sale of the shares and the warrants.

      The selling stockholders and their respective affiliates in the ordinary course of their business have provided and may from time to time provide investment and commercial banking or financial advisory services to us and our affiliates, for which they have received or expect to receive customary fees and expenses.

INTERESTS OF NAMED EXPERTS AND COUNSEL

      The validity of the securities being registered hereunder is being passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Marvin S. Rosen, of counsel to Greenberg Traurig, is one of our directors. As of August 5, 2005, Mr. Rosen beneficially owned 131,134 shares of common stock, 40,000 of which are in the form of shares underlying options.

LEGAL MATTERS

      Greenberg Traurig, P.A., Miami, Florida, has passed upon the validity of the issuance of the securities being offered by this prospectus.

EXPERTS

      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2005 have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The audited historical financial statements included as Exhibit 99.2 to Terremark Worldwide, Inc.’s Current Report on Form 8-K, dated December 31, 2004, as amended on March 2, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting Firm, given on the authority of said Firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      This prospectus is part of a registration statement on Form S-3 which was filed with the Securities and Exchange Commission (SEC). This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s website at http://www.sec.gov. Copies of documents filed by us with the Securities and Exchange Commission are also available at the offices of The American Stock Exchange, which is located at 87 Trinity Place, New York, New York 10006. In addition, our Internet website, http://www.terremark.com, contains all of the annual, quarterly and special reports, proxy statements and other information we file with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” some of the documents we file with it into this prospectus, which means:

•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	later information that we file with the SEC will automatically update and supersede this information.

      We incorporate by reference the documents listed below:

(1) our Annual Report on Form 10-K for the fiscal year ended March 31, 2005, as amended by Form 10-K/A filed with the SEC on August 5, 2005 and Form 10-K/A filed with the SEC on August 17, 2005;

(2) our Quarterly Report on Form 10-Q for the fiscal year ended June 30, 2005;

(3) our Current Report on Form 8-K, dated December 31, 2004, as amended on March 2, 2005; and

(4) our Definitive Proxy Statement on Schedule 14A for our 2005 Annual Stockholders Meeting.

      All documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

      You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date.

      We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

Terremark Worldwide, Inc.

2601 S. Bayshore Drive
Miami, Florida 33133
Attn: Adam Smith, Corporate Secretary
(305) 856-3200

1,600,000 Shares of

Common Stock

TERREMARK WORLDWIDE, INC.

PROSPECTUS

 August 26, 2005

      No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, any information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.